UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2007

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 1702

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2007 and 2006

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2007 and 2006

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee

Fulton Financial Affiliates'

401(k) Savings Plan and Trust

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Affiliates' 401(k) Savings Plan and Trust (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Columbus, Ohio

June 26, 2008

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Cash	$ 50,844	$140,822
Investments at fair value (Note 4)	26,669,142	29,058,633

Receivables
Employee Contribution	310	-
Security transaction receivable	-	885
Accrued income	53,016	62,152
Employer contribution	367,446	400,011
Total receivables	420,772	463,048

Total assets	27,140,758	29,662,503

LIABILITIES
Administrative expenses payable	10,805	9,809
Security transaction payable	1,009	53,745
Total liabilities	11,814	63,554

Net assets available for benefits	$ 27,128,944	$29,598,949

See accompanying notes to financial statements.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income
Net appreciation/(depreciation) in fair value of investments (Note 4)	$ (1,487,055)	$1,179,894
Interest and dividends	1,601,152	1,275,441
	114,097	2,455,335

Contributions
Employer contribution	497,300	522,279
Participant contributions	1,282,993	1,345,235
Participant rollovers	14,324	172,478
	1,794,617	2,039,992

Total additions	1,908,714	4,495,327

Deductions from net assets attributed to:
Benefits paid to participants	4,308,981	2,589,228
Administrative expenses	69,738	66,867
	4,378,719	2,656,095

Net increase/(decrease)	(2,470,005)	1,839,232

Net assets available for benefits
Beginning of year	29,598,949	27,759,717

End of year	$ 27,128,944	$29,598,949

See accompanying notes to financial statements.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Affiliates' 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan which covers eligible employees of certain merged bank subsidiaries. Effective December 31, 2007, the Plan was frozen and no new employees will enter the Plan. The Plan was established in 1991 and provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. Fulton Financial Corporation (the Company) may contribute, at its discretion, a percentage of the employee's salary deferral contribution, to be determined each year (the employer match). An employer matching contribution of 100% of the first 3% of compensation deferred was made in 2007 and 2006 for all participants except those who were former participants in the Drovers Mechanics Bank Salary Deferral Plan (Drovers 401(k) Plan) or the First Washington Bank 401(k) Savings Plan (First Washington 401(k) Plan). The employer matching contribution formula for the former Drovers 401(k) Plan and First Washington 401(k) Plan participants was 50% of the first 6% of compensation deferred. Effective December 31, 2007, no new employee or Company contributions will be made to the Plan.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, the employer’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of three years of credited service. Effective June 1, 2003, the Plan was amended to immediately 100% vest former Drovers 401(k) Plan participants in their accounts.

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. Benefit payments are distributed in one of the following forms: a joint and survivor annuity, a lump sum payment or installment payments. Effective January 1, 2006, the Plan was amended to eliminate annuity payments as an allowable form of benefit payment.

(Continued)

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Loans: No participant loans secured by participant's Plan accounts shall be permitted under the Plan with the exception of any loans that were outstanding under the terms of the First Washington Plan at the time of its merger into the Fulton Financial Affiliates 401(k) Savings Plan and Trust on March 1, 2005.

The terms of First Washington loan policy are loans are secured by the balance in the participant's account. These loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance. Loan principal and interest payments are made in accordance with the note's amortization schedule, and made via payroll.

Forfeitures: Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2007 and 2006, forfeitures of $0 and $0, respectively were available. Forfeitures used to reduce the employer matching contributions for the plan years ended December 31, 2007 and 2006 were $4,578 and $28,331, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments: The investments held by the Plan are stated at fair value. Securities which are traded on a national securities exchange, including Fulton Financial Corporation common stock and mutual funds, are valued at the last reported sales price on the last business day of the year. The Plan's investments in common trust funds are valued at the aggregate of the fair values of the underlying securities. Loans to participants are valued at their outstanding balances, which approximates fair value.

Purchases and sales are recorded on a trade date basis. Dividends are recorded on an ex-dividend date. Interest income is recorded on an accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term

(Continued)

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all non financial assets and non financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan’s net assets available for benefits and changes in assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Payment of Benefits: Benefits are recorded when paid.

Concentration of Credit Risk: At December 31, 2007 and 2006, approximately 11% and 19%, respectively, of the Plan’s assets were invested in Fulton Financial Corporation common stock.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts. Effective December 31, 2007, no new employee or Company contributions will be made to the Plan.

(Continued)

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets (at fair value).

December 31, 2007
Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	261,749	$2,936,824
Fulton Financial Advisors Retirement Common Stock Fund	23,459	2,754,635
Fulton Financial Advisors Retirement Fixed Income Fund	114,044	2,257,024
Fidelity Advisor Mid Cap Value Fund	140,904	3,400,031
MFS Value Fund	98,918	2,636,182
Vanguard 500 Index Fund	30,454	3,399,963
Goldman Sachs Financial Square Government Fund	3,256,792	3,256,792
American Century Small Company Fund	239,284	1,993,242
MFS Research International Fund	107,378	2,149,717

December 31, 2006
Units or Shares	Fair Value

Fulton Financial Corporation Common Stock	333,530	$5,569,951
Fulton Financial Advisors Retirement Common Stock Fund	28,645	3,056,463
Fulton Financial Advisors Retirement Fixed Income Fund	144,159	2,664,599
Fidelity Advisor Mid Cap Value Fund	138,334	3,513,684
MFS Value Fund	99,588	2,676,933
Vanguard 500 Index Fund	29,983	3,915,532
Goldman Sachs Financial Square Government Fund	2,986,961	2,986,961
American Century Small Company Fund	313,920	3,107,810
MFS Research International Fund	78,988	1,557,651

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(1,487,055) and $1,179,894 as follows:

	2007	2006
Mutual Funds	(303,613)	817,701
Common trust funds	462,976	387,155
Fulton Financial Corporation Common Stock	(1,646,418)	(24,962)
	(1,487,055)	1,179,894

(Continued)

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 5 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $110,639 at December 31, 2007 and $35,603 at December 31, 2006.

NOTE 6 – PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Conrad Siegel, the Plan recordkeeper, totaled $47,488 and $44,472 for 2007 and 2006, respectively. Fees paid by the Plan to Crowe Chizek and Company LLC, the current auditor, totaled $22,250 and $20,095 in 2007 and 2006, respectively. Fees paid by the Plan to Barley, Snyder, Senft & Cohen LLC, legal counsel for the Plan, totaled $0 and $2,300 for 2007 and 2006, respectively. At December 31, 2007 and 2006, the Plan had investments of $2,936,824 and $5,569,951, respectively, in Fulton Financial Corporation common stock which constitutes a party-in-interest investment. The Plan also has investments of $5,011,659 and $5,721,042 at December 31, 2007 and 2006, respectively, in common trusts funds that are administered by Fulton Financial Advisors, the custodian of the Plan. Fulton Financial Advisors is a wholly-owned subsidiary of the Company. Approximately $187,074 and $188,918 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2007 and 2006, respectively. The Plan also had investments in participant loans which qualified as party-in-interest investments.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated October 31, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - STOCK DIVIDEND

The Company declared a 5% stock dividend on its common stock to all shareholders of record as of May 17, 2006.

(Continued)

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 9 – SUBSEQUENT EVENT

Effective May 13, 2008, the Plan shall be merged into the Fulton Financial Corporation 401(k) Retirement Plan (formerly known as the Fulton Financial Corporation Profit Sharing Plan).

SUPPLEMENTAL SCHEDULE

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value
		Common Trust Funds
*	Fulton Financial Advisors	Retirement Fixed Income Fund	x	$2,257,024
*	Fulton Financial Advisors	Retirement Common Stock Fund	x	2,754,635

		Mutual Funds
	MFS Investment Management	MFS Value Fund	x	2,636,182
	Goldman Sachs & Co.	Goldman Sachs Financial Square Government Fund	x	3,256,792
	Goldman Sachs & Co.	Goldman Sachs Core Fixed Inc Fd	x	299,983
	Goldman Sachs & Co.	Goldman Sachs Mid Cap Value Fd	x	106,594
	Fidelity Investments	Fidelity Advisor Mid Cap Value Fund	x	3,400,031
	Vanguard	Vanguard 500 Index Fund	x	3,399,963
	Vanguard	Vanguard Mid Cap Index Fund Signal Shares	x	33,532
	Vanguard	Vanguard Small Cap Value Index	x	37,648
	American Century Investments, Inc.	American Century Small Company Fund	x	1,993,242
	MFS Investment Management	MFS Research International Fund	x	2,149,717

* Party-in-interest

x All investments are participant directed, therefore, historical cost information is not required.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of Plan Sponsor:	Fulton Financial Corporation
EIN:	23-2195389
Plan number:	005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value
	Fidelity Investments	Fidelity Advisor Small Cap Fund	x	$ 138,209
	T. Rowe Price	T. Rowe Price Growth Stock Fund	x	387,619
	T. Rowe Price	T. Rowe Price Ret. 2010 Fund	x	288,469
	T. Rowe Price	T. Rowe Price Ret. 2020 Fund	x	429,097
	T. Rowe Price	T. Rowe Price Ret. 2030 Fund	x	127,390
	T. Rowe Price	T. Rowe Price Ret. 2040 Fund	x	33,311

		Common Stock
*	Fulton Financial Corporation	Common Stock	x	2,936,824

		Cash Equivalents
	Goldman Sachs & Co.	GS Financial Sq. Prime Inst. MMF	x	389

		Participant Loans
*	Plan Participants	Participant loans with interest rates ranging from 5.00% to 5.75%	x	2,491

				$26,669,142

* Party-in-interest

x All investments are participant directed, therefore, historical cost information is not required.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

Date: June 26, 2008	By: /s/ Louis Yoka Louis Yoka, Senior Vice President, Compensation and Benefits

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1 Consent of Independent Auditors

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-76594 on Form S-8 of Fulton Financial Corporation of our report dated June 26, 2008, appearing in this Annual Report on Form 11-K of Fulton Financial Affiliates’ 401(k) Savings Plan and Trust for the year ended December 31, 2007.

/s/ Crowe Chizek and Company LLC

Columbus, Ohio

June 26, 2008